

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

<u>Via Email</u>
Robert S. Amaral
Chief Financial Officer and Director
Exeo Entertainment, Inc.
4478 Wagon Trail Avenue
Las Vegas, NV 89118

> **Re: Exeo Entertainment, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 16, 2013**
> **File No. 333-190690**

Dear Mr. Amaral:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Corporate Background and Business Overview, page 5

3.   Please disclose in the first section of the prospectus summary that you have not yet generated any revenues, that you have a net loss of $1,202,396 for the period from inception to May 31, 2013, and that your auditors have issued a going concern opinion.

Risk Factors, page 6

4.   Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

Market for our Common Stock, page 13

5.   You state that you have 83 holders of record of your common stock as of August 12, 2013 but you list 102 selling shareholders. Please advise.

Selling Stockholders, page 13

6.   Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

7.   Please disclose by footnote or otherwise the amount of shares of common stock issuable upon the conversion of warrants held by each of the selling shareholders. We note the disclosure on page 42 that you issued 1,557,042 stock warrants between December 1, 2012 and July 2, 2013. Update your disclosure on page 14 to reflect the stock warrants issued by the company after November 12, 2012.

Management, page 27

8.   Please clarify the statements that Jeffrey Weiland and Robert Amaral are devoting "100 percent" of their energy to the business of Exeo Entertainment, Inc. We note your disclosure on page F-13 that the two officers and directors of the company are also officers and directors of Digital Extreme Technologies, Inc. To the extent that Mr. Weiland and Mr. Amaral continue to work for Digital Extreme Technologies, please revise the biographical disclosure on page 27 and add a risk factor regarding any conflicts that may arise from their dual positions.

Significant Employees, page 28

9.   Please tell us what consideration you have given to identifying the one additional significant employee that you reference on page 28 and providing biographical information regarding this employee. See Item 401(c) of Regulation S-K.

Certain Relationships and Related Transactions

Compensation of Officers, page 31

10.   Your discussion on page 31 appears to reference three others and directors, but we note that you only identify two officers and directors in the filing. Please identify the "[o]ne other officer" who received a grant of 100,000 stock options on August 15, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 38

11.   You state that that the company believes it has sufficient cash resources to meet its liquidity requirements for the next 12 months. For example, we note that your annual lease payments are $84,072 and that your annual executive compensation is $120,000. Given that you have total current assets of $173,145 as of May 31, 2013, please tell us the basis for your belief that you have sufficient cash resources to meet your liquidity requirements and explain how you have accounted for your expenses related to being a publicly reporting company.

Part II

Item 15. Recent Sales of Unregistered Securities, page 42

12.   Please revise to disclose all sales of unregistered securities within the last three years. It appears that you have only disclosed the securities sold to 34 investors during the period from December 1, 2012 through July 2, 2013 and to the two officers and directors. However, we note that you are registering for resale shares being held by 102 separate investors. See Item 701 of Regulation S-K.

Exhibits

13.   Please tell us what consideration you have given to filing your lease agreement as an exhibit to this registration statement. It appears that this is a related party agreement. See Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

14.   We note that the resale registration statement relates to shares that are currently outstanding, though the opinion refers to shares that will be issued in the future. Please revise the opinion to state, if true, that the outstanding shares of common stock are validly issued, fully paid and non-assessable, or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        William D. O'Neal
        South Milhausen P.A.